Via Facsimile and U.S. Mail
Mail Stop 4720

April 7, 2010

Mr. Frank W. Gay II
Chairman of the Board and Chief Executive Officer
Nutraceutical International Corp.
1400 Kearns Blvd., 2nd Floor
Park City, UT 84060

Re: **Nutraceutical International Corp.**
     Form 10-K Filed December 10, 2009
     Definitive Proxy Statement Filed January 8, 2010
     File No. 000-23731

Dear Mr. Gay:

        We have reviewed your response filed on March 12, 2010 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed January 8, 2010

Compensation Discussion and Analysis, page 13

1. Your response to prior comment 4 does not appear to be consistent with your disclosure on pages 16-18. On those pages, you disclose that a review of the compensation of the respective officers at comparable companies was one of the three or four factors considered by the Compensation Committee in determining the compensation of each of your named executive officers. Accordingly, the

review of comparable companies appears to be a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision rather than for a general understanding of current compensation practices. Please provide us with draft disclosure for your next proxy statement which provides all the names of the companies included in these benchmarks. If you benchmarked against a survey in its entirety, you may provide the name of the survey. Alternatively, if you believe your Compensation Committee used this review of comparable companies as a general understanding of current compensation practices, please provide us with revised disclosure for your next proxy statement that describes how this information is used and confirm that your Compensation Committee does not intend to use this review of comparable companies as one of only a limited number of factors which it will consider in determining compensation.

2. We have reviewed your response to prior comment 5. Please confirm that you will describe the Compensation Committee's evaluation of each executive officer with specific factors that led to the Committee's conclusions and describe how this evaluation will affect the actual bonuses to be paid in your disclosure in your next proxy statement. For example, on page 17, you disclose that for fiscal 2009, Mr. McQueen's performance-based cash incentive payment was increased by 114.3% from his fiscal 2008 incentive payment. Your Compensation Discussion and Analysis should describe the factors considered by the Compensation Committee in significantly increasing this payment.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director